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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
          Rule 13e-3 Transaction Statement (Under Section 13(e) of the
                        Securities Exchange Act of 1934)


                    KING POWER INTERNATIONAL GROUP CO., LTD.
                                (Name of Issuer)

                    KING POWER INTERNATIONAL GROUP CO., LTD.
                          KP (THAILAND) COMPANY LIMITED

                               VICHAI RAKSRIAKSORN

                              VIRATANA SUNTARANOND

                               AIMON RAKSRIAKSORN

                               NIPHON RAKSRIAKSORN
                      (Name of Person(s) Filing Statement)

                     Common Stock, $.01 Par Value per Share
                         (Title of Class of Securities)

                                    495611105
                      (CUSIP Number of Class of Securities)

                               Vichai Raksriaksorn
                    King Power International Group Co., Ltd.
                             27th Floor, Siam Tower
                            989 Rama I Road, Patumwan
                             Bangkok 10330 Thailand
                                 (662) 658-0020

                                 With a copy to:

                 Scott D. Clemens, Esq. / Michael S. Carl, Esq.
                                Baker & McKenzie
                                1 Temasek Avenue
                              #27-01 Millenia Tower
                                Singapore 039192
                                  (65) 434-2669

      (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box) :

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c. [ ] A tender offer.

d. [ ] None of the above.
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         Check the following box if the soliciting materials or Proxy Statement referred to in checking box (a) are preliminary copies: [X]

                            CALCULATION OF FILING FEE


               Transaction Valuation*                   Amount of  Filing Fee
             ----------------------------             -------------------------
                         $3,531,268                                 $706.25

*Assumes purchase of 2,302,000 common shares of King Power International Group Co., Ltd. at $1.534 per share.

[X]      Check box if any part of the fee is offset as provided by Rule 0-11 (a)
         (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $706.25

Form or Registration Number:        Schedule 14A

Filing Party:     King Power International Group Co., Ltd.
                  KP (Thailand) Company Limited
                  Vichai Raksriaksorn
                  Viratana Suntaranond
                  Aimon Raksriaksorn
                  Niphon Raksriaksorn

Date Filed:       November 1, 2001



         This Rule 13e-3 Transaction Statement (this "Statement") is being filed concurrently with the filing of a preliminary Proxy Statement pursuant to Regulation 14A under the Securities Exchange Act of 1934 (the "Proxy Statement"). The underlying Rule 13e-3 transaction relates to an Agreement and Plan of Merger (including the supplement thereto) (the "Plan of Merger"), dated as of October 29, 2001, by and between King Power International Group Co., Ltd., a Nevada corporation ("King Power" or the "Company") and KP (Thailand) Company Limited ("Newco"). The Plan of Merger provides for the merger (the "Merger") of King Power with and into Newco, with Newco as the corporation surviving the Merger (the "Surviving Corporation"). Newco was formed by Vichai Raksriaksorn, Viratana Suntaranond, Aimon Raksriaksorn, Niphon Raksriaksorn (these shareholders are hereinafter collectively referred to as the "Controlling Shareholders") and other shareholders of King Power listed in Appendix A of the Proxy Statement, exhibited hereto as Exhibit (a)(1) (such shareholders, including the Controlling Shareholders, are collectively referred to herein as the "Majority Shareholders"), for the purpose of acquiring King Power in the Merger.

         Collectively, the Majority Shareholders currently hold approximately 88.6% of the issued and outstanding common shares, par value $0.001 per share, of King Power (the "Common Shares"), representing approximately 88.6% of the voting power of the shareholders of King Power. The Majority Shareholders are expected to vote for the Merger in order to collectively hold all of the equity interests in the Surviving Corporation. At the time of the consummation of the Merger, the Majority Shareholders will collectively own 100% of Newco, in the same proportions, in relation to each other, as they presently hold in King Power, as reflected in Appendix A of the Proxy Statement. Immediately following the consummation of the Merger, the Majority Shareholders will continue to collectively hold all of the issued and outstanding shares of the Surviving Corporation in the same proportions as they owned in Newco immediately prior to the consummation of the Merger.

         The transaction was structured as a cash merger as embodied in the Plan of Merger in order to facilitate the acquisition of all the remaining Common Shares in a single step, with minimal transaction costs and without

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material disruptions to King Power's operations. As a result of the Merger, each
Common Share that is not held by Newco or the Majority Shareholders (a "Non-affiliated Share") will be converted into the right to receive $1.534 in cash. In addition, King Power will cease to exist and Newco, as the Surviving Corporation, will be privately held. Upon consummation of the Merger, there will be no public market for King Power's Common Shares or Newco's equity interests. In addition, registration of King Power's Common Shares will be terminated and King Power will no longer be required to file periodic reports with the Securities and Exchange Commission.

         This Schedule 13E-3 is being jointly filed by (i) King Power (the issuer of the class of equity securities that is the subject of the transaction)
(ii) Newco; (iii) Vichai Raksriaksorn; (iv) Viratana Suntaranond; (v) Aimon Raksriaksorn and (vi) Niphon Raksriaksorn.

         Concurrently with the filing of this Schedule 13E-3, the Company is filing with the Securities and Exchange Commission the Proxy Statement under Regulation 14A of the Securities Exchange Act of 1934 (the "Exchange Act"). A copy of the Proxy Statement is attached hereto as Exhibit (a)(1) and a copy of the Plan of Merger is attached as Appendix C to the Proxy Statement. All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act.

         The information contained in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Proxy Statement .

         The information contained in this Schedule 13E-3 and/or the Proxy Statement concerning King Power was supplied by King Power and none of the other filing persons takes responsibility for the accuracy of such information. Similarly, the information contained in this Schedule 13E-3 and/or the Proxy Statement concerning each filing person other than King Power was supplied by each such filing person and no other filing person, including King Power, takes responsibility for the accuracy of any information not supplied by such filing person.

ITEM 1.           SUMMARY TERM SHEET

                  The information contained in the section entitled "Questions And Answers About The Merger" in the Proxy Statement is incorporated herein by reference.

ITEM 2.           SUBJECT COMPANY INFORMATION

(a) Name and Address. The Information contained in the section entitled "Summary -- The Parties" in the Proxy Statement is incorporated herein by reference.

(b) Securities. The information contained in the section entitled "Introduction" in the Proxy Statement is incorporated herein by reference.

(c) Trading Market and Price. The Information contained in the section entitled "Market Data -- Market" in the Proxy Statement is incorporated herein by reference.

(d) Dividends. The Information contained in the section entitled "Market Data -- Cash Dividends" in the Proxy Statement is incorporated herein by reference.

(e)               Prior Public Offerings. None during the past three years.

(f) Prior Stock Purchases. The information contained in the section entitled "Common Shares Purchase Information" in the Proxy Statement is incorporated herein by reference.

ITEM 3.           IDENTITY AND BACKGROUND

(a)-(c)           Name and Address; Business and Background of Entities;
                  Business and Background of Natural Persons. The information contained in the sections entitled "Summary -- The Parties", "Certain Information Regarding King Power", "Certain Information Regarding Newco", "Certain Information Regarding the Majority Shareholders", "Security Ownership

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                  Of Certain Beneficial Owners and Management" and "Directors
                  And Executive Officers" in the Proxy Statement is incorporated herein by reference. During the last five years, to the best knowledge of King Power, none of King Power's current directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. All current King Power directors and executive officers are Thai citizens. King Power, one of the filing persons, is also the subject company.

ITEM 4            TERMS OF THE TRANSACTION

(a) (1)           Tender Offers.  Not applicable.

(a) (2) (i)       Transaction Description. The information contained in the
                  sections entitled "Questions and Answers About the Merger", "Summary", and "The Plan of Merger" in the Proxy Statement is incorporated herein by reference.

(a) (2) (ii)      Consideration. The information contained in the sections
                  entitled "Questions and Answers About the Merger" and "The
                  Plan of Merger -- The Merger and Consideration to be Paid in the Merger" in the Proxy Statement is incorporated herein by reference.

(a) (2) (iii)     Reasons for Transaction. The information contained in the
                  sections entitled "Special Factors Regarding the Merger --
                  Background of the Merger" and "Special Factors Regarding the
                  Merger -- The Controlling Shareholders' Purpose and Reasons for the Merger" in the Proxy Statement is incorporated herein by reference.

(a) (2) (iv)      Vote Required for Approval. The information contained in the section entitled "Introduction" in the Proxy Statement is incorporated herein by reference.

(a) (2) (v)       Differences in the Rights of Security Holders. The information contained in the sections entitled "Special Factors Regarding the Merger -- Interests of Certain Persons in the Merger",
                  "Special Factors Regarding the Merger -- Certain Effects of the Merger" and "The Plan of Merger -- The Merger and
                  Consideration to be Paid in the Merger" in the Proxy Statement is incorporated herein by reference.

(a) (2) (vi)      Accounting Treatment. The information contained in the section entitled "Special Factors Regarding the Merger -- Accounting
                  Treatment" in the Proxy Statement is incorporated herein by reference.

(a) (2) (vii)     Income Tax Consequences. The information contained in the
                  section entitled "Special Factors Regarding the Merger --
                  Material Federal Income Tax Consequences of the Merger" in the
                  Proxy Statement is incorporated herein by reference.

(c) Different Terms. The information contained in the sections entitled "Special Factors Regarding the Merger -- Interests of Certain Persons in the Merger", "Special Factors Regarding the Merger -- Certain Effects of the Merger" and "The Plan of Merger -- The Merger and Consideration to be Paid in the Merger" in the Proxy Statement is incorporated herein by reference.

(d) Appraisal Rights. The information contained in the section entitled "No Dissenter's Rights" in the Proxy Statement is incorporated herein by reference.

(e) Provisions for Unaffiliated Security Holders. King Power has made no provisions in connection with the Merger to grant unaffiliated security holders access to the corporate files of King Power or to obtain counsel or appraisal services at the expense of King Power.

(f)               Eligibility for Listing or Trading.  Not applicable.

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ITEM 5            PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

(a) Transactions. The information contained in the section entitled "Certain Relationships and Related Transactions" in the Proxy Statement is incorporated herein by reference.

(b),(c) Significant Corporate Events; Negotiations or Contacts. The information contained in the section entitled "Special Factors Regarding the Merger -- Background of the Merger" in the Proxy Statement is incorporated herein by reference.

(e) Agreements Involving the Subject Company's Securities. The information contained in the sections entitled "Summary -- Vote Required and Revocation of Proxies", "Special Factors Regarding the Merger -- Background of the Merger" and "Special Factors Regarding the Merger -- Interests of Certain Persons in the Merger" in the Proxy Statement is incorporated herein by reference.

ITEM 6            PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

(b) Use of Securities Acquired. The information contained in the sections entitled "Summary", "Special Factors Regarding the Merger -- Certain Effects of the Merger" and "The Plan of Merger -- The Merger and Consideration to be Paid in the Merger" in the Proxy Statement is incorporated herein by reference.

(c) Plans. The information contained in the sections entitled "Summary", "Special Factors Regarding the Merger -- Certain Effects of the Merger" and "Certain Information Regarding Newco" in the Proxy Statement is incorporated herein by reference.

ITEM 7            PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

(a),(c) Purposes; Reasons. The information contained in the sections entitled "Questions And Answers About the Merger", "Special Factors Regarding the Merger -- Background of the Merger", "Special Factors Regarding the Merger -- The Controlling Shareholders' Purpose and Reasons for the Merger" and "Special Factors Regarding the Merger -- Certain Effects of the Merger" in the Proxy Statement is incorporated herein by reference.

(b) Alternatives. The information contained in the section entitled "Special Factors Regarding The Merger -- Background of the Merger" in the Proxy Statement is incorporated herein by reference.

(d) Effects. The information contained in the sections entitled "Questions And Answers About the Merger", "Summary", "Special Factors Regarding the Merger -- The Controlling Shareholders' Purpose and Reasons for the Merger", "Special Factors Regarding the Merger -- Interests of Certain Persons in the Merger", "Special Factors Regarding the Merger -- Certain Effects of the Merger", "Special Factors Regarding the Merger -- Financing of the Merger", "Special Factors Regarding the Merger -- Material Federal Income Tax Consequences of the Merger", "Estimated Fees and Expenses" and "The Plan of Merger" in the Proxy Statement is incorporated herein by reference.

ITEM 8            FAIRNESS OF THE TRANSACTION

(a),(b) Fairness; Factors Considered in Determining Fairness. The information contained in the sections entitled "Questions and Answers About the Merger", "Summary", "Special Factors Regarding the Merger -- Background of the Merger", "Special Factors Regarding the Merger -- The Special Committee", "Special Factors Regarding the Merger -- The Board of Directors", "Special Factors Regarding the Merger -- The Controlling Shareholders' Purpose and Reasons for the Merger", "Special Factors Regarding the Merger -- Valuation Reports and Opinion of the Financial Adviser" and "Special Factors Regarding the Merger -- Finansa's Valuation Report" in the Proxy Statement, and in Appendix B to the Proxy Statement entitled "Fairness Opinion", is incorporated herein by reference.

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(c)               Approval of Security Holders. The information contained in the section entitled "Introduction" in the Proxy Statement is incorporated herein by reference.

(d) Unaffiliated Representative. The information contained in the sections entitled "Special Factors Regarding the Merger -- Background of the Merger" and "Special Factors Regarding the Merger -- The Special Committee" in the Proxy Statement is incorporated herein by reference.

(e) Approval of Directors. The information contained in the sections entitled "Special Factors Regarding the Merger -- Background of the Merger", "Special Factors Regarding the Merger -- The Special Committee" and "Special Factors Regarding the Merger -- The Board of Directors" in the Proxy Statement is incorporated herein by reference.

(f)               Other Offers.  None.

ITEM 9            REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS

(a)-(c) Report, Opinion, or Appraisal; Preparer and Summary of the Report; Availability of Documents. The information contained in the sections entitled "Special Factors Regarding the Merger -- Background of the Merger", "Special Factors Regarding the Merger -- Valuation Reports and Opinion of the Financial Adviser", "Special Factors Regarding the Merger -- Finansa's Valuation Report" and "Available Information" in the Proxy Statement, and in Appendix B to the Proxy Statement entitled "CLSA Fairness Opinion", is incorporated herein by reference.

ITEM 10           SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

(a), (b), (d)     Source of Funds; Conditions; Borrowed Funds. The information contained in the section entitled "Special Factors Regarding the Merger -- Financing of the Merger" in the Proxy Statement is incorporated herein by reference.

(c) Expenses, The information contained in the section entitled "Estimated Fees and Expenses" in the Proxy Statement is incorporated herein by reference.

ITEM 11           INTEREST IN SECURITIES OF THE SUBJECT COMPANY

(a) Securities Ownership. The information contained in the section entitled "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is incorporated herein by reference.

(b)               Securities Transactions. None.

ITEM 12           THE SOLICITATION OR RECOMMENDATION

(d) Intent to Tender or Vote in a Going-Private Transaction. The information contained in the sections entitled "Introduction", "Special Factors Regarding the Merger -- Background of the Merger", "Special Factors Regarding the Merger -- The Controlling Shareholders' Purpose and Reasons for the Merger" and "The Plan of Merger -- The Merger and Consideration to be Paid in the Merger" in the Proxy Statement is incorporated herein by reference.

(e) Recommendations of Others. The information contained in the section entitled "Introduction", "Special Factors Regarding the Merger -- The Special Committee" and "Special Factors Regarding the Merger -- The Board of Directors" in the Proxy Statement is incorporated herein by reference.

ITEM  13          FINANCIAL STATEMENTS

(a) Financial Information. The information contained in the section entitled "Selected Consolidated Financial Data" in the Proxy Statement, and in Appendices D and E of the Proxy Statement, is incorporated herein by reference.

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(b)               Pro Forma Information.  Not applicable.

ITEM 14           PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

(a),(b) Solicitations or Recommendations; Employees and Corporate Assets. The information contained in the sections entitled "Summary", "Special Factors Regarding the Merger -- Background of the Merger", "Special Factors Regarding the Merger -- The Special Committee" and "Special Factors Regarding the Merger -- The Board of Directors" in the Proxy Statement is incorporated hereby by reference.

ITEM 15           ADDITIONAL INFORMATION

(b)               Other Material Information.  None.

ITEM 16           EXHIBITS

(a)(1)            Preliminary Proxy Statement.

(b)               Not applicable.

(c)(1) Fairness Opinion, dated October 11, 2001 (incorporated herein by reference to Appendix B to the Proxy Statement).

(c)(2) Board Presentation dated September 20, 2001 by CLSA to the Board of Directors of King Power.

(c)(3)            Finansa's Valuation Report dated October 1, 2001.

(d) Agreement and Plan of Merger (including the supplement thereto), dated October 29, 2001 (incorporated herein by reference to Appendix C to the Proxy Statement).

(f)               Not applicable.

(g)               Not applicable.


           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION

         This Schedule 13E-3 includes and incorporates by reference statements that are not historical facts. These forward-looking statements are based on our current estimates and assumptions and, as such, involve uncertainty and risk. Forward-looking statements include the information concerning our possible or assumed future results of operations and also include those preceded or followed by the words "anticipates", "believes", "estimates", "expects", "should", "could", "targets" and "may" or similar expressions. The forward-looking statements are not guarantees of future performance, and actual results may differ materially from those contemplated by such forward-looking statements.

         Except to the extent required under the federal securities laws, we do not intend to update or revise the forward-looking statements to reflect circumstances arising after the date of the preparation for the forward-looking statements.

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                                    SIGNATURE

         After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. Dated as of the 31st day of October 2001.

KING POWER INTERNATIONAL GROUP CO., LTD.


By:      /s/ Vichai Raksriaksorn
         --------------------------------------------
Name:    Vichai Raksriaksorn
Title:   Group Chairman, CEO and Director

KP (THAILAND) COMPANY LIMITED

By:      /s/ Vichai Raksriaksorn
         --------------------------------------------
Name:    Vichai Raksriaksorn
Title:   President

         /s/ Vichai Raksriaksorn
         --------------------------------------------
         VICHAI RAKSRIAKSORN

         /s/ Viratana Suntaranond
         --------------------------------------------
         VIRATANA SUNTARANOND

         /s/ Aimon Raksriaksorn
         --------------------------------------------
         AIMON RAKSRIAKSORN

         /s/ Niphon Raksriaksorn
         --------------------------------------------
         NIPHON RAKSRIAKSORN

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                                  EXHIBIT INDEX

EXHIBIT                    DESCRIPTION

Exhibit 99.(a)(1)          Preliminary Proxy Statement.

Exhibit 99.(c)(1) Fairness Opinion dated October 11, 2001 (incorporated herein by reference to Appendix B to the Proxy Statement).

Exhibit 99.(c)(2) Board Presentation dated September 20, 2001 by CLSA to the Board of Directors of King Power.

Exhibit 99.(c)(3)          Finansa's Valuation Report dated October 1, 2001.

Exhibit 99.(d) Agreement and Plan of Merger (including the supplement thereto), dated October 29, 2001 (incorporated herein by reference to Appendix C to the Proxy Statement).

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